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SEC MAIL PROCESSING
RECEIVED
MAR 15 2006
WASH. D.C. 156 SECTION

March 14, 2006

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Arcelor
Information Pursuant to Rule 12g3-2(b)
File No. 82-34727

Dear Sir or Madam,

On behalf of Arcelor SA ("Arcelor") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find a press release dated March 10, 2006 announcing exclusive negotiations between Arcelor and Schmolz+Bickenbach for Ugitech.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

Very truly yours,

Manuel Orillac

Enclosure
cc: Regis Ramseyer
Arcelor SA



Press release

Exclusive negotiations between Arcelor and Schmolz+Bickenbach for Ugitech

Luxembourg, 10 March 2006 - Arcelor announced today that it has entered into an exclusivity agreement with Schmolz+Bickenbach for the sale of 100% of its stainless long products subsidiary Ugitech.

The intended sale is subject to the completion of a due diligence, approval by the boards of directors of both companies and appropriate regulatory approvals.

The sales project that would bring together Ugitech with Edelstahl Witten-Krefeld GmbH (EWK) and Edelstahlwerke Südwestfalen GmbH (EWS), recently acquired by Schmolz+Bickenbach through its majority controlled company Swiss Steel AG, would allow the creation of the European and world leader in stainless long products, coupled with a powerful distribution network. The potential merger would contribute to the necessary concentration of this industry sector.

The improvement of Ugitech's performance (the EBITDA of the company more than doubled between 2003 and 2005) results from the implementation of a plan announced in 2003 and is an example of a successful turnaround.

Arcelor is convinced that this intended transaction would create an optimal environment for the growth and development of Ugitech.

About Ugitech

Ugitech is a company within Arcelor's Stainless Steel activity. Specialized in stainless steel and nickel alloy long products, (semis, bars, wire rod and drawn wires) the business generated in 2005 sales in the range of 630 million euros and a volume of approximately 200,000 tons. Its main markets are the process, automotive, construction and food processing industries in which Ugitech has a leadership position. Ugitech is headquartered in Ugine (Savoie, France). The company employs more than 2000 staff, mainly in Europe (France, Germany, Italy ...) and in the USA.
Website: http://www.ugitech.com

About Schmolz+Bickenbach

Schmolz+Bickenbach Group is a fast growing European manufacturer, processor and distributor of special steel and stainless bars and rods with the highest level of service to customers. As of December 31, 2005, it represents more than 8,400 employees at more than 50 locations in Western and Eastern Europe, North America, South Africa, Australia and Asia. Schmolz+Bickenbach operates a large sale network present in more than 25 countries with sales of more than 3 billion euros. The company is headquartered in Düsseldorf, Germany.
Website: http://www.schmolz-bickenbach.com

About Arcelor

Arcelor is the number one steel company in the world with a turnover of 32.6 billion euros in 2005. The company holds leadership positions in its main markets: automotive, construction, household appliances and packaging as well as general industry. The company – number one steel producer in Europe and Latin America – ambitions to further expand internationally in order to capture the growth potential of developing economies and offer technologically advanced steel solutions to its global customers. Arcelor employs 96,000 associates in over 60 countries. The company places its commitment to sustainable development at the heart of its strategy and ambitions to be a benchmark for economic performance, labour relations and social responsibility.
Website : http://press.arcelor.com

Corporate Communications
Tel.: 352 4792 5000
E-mail: press@arcelor.com

Patrick Seyler: 352 4792 2360
Luc Scheer: 352 4792 4455
Jean Lasar: 352 4792 2359

(Spain)
Ignacio Agreda: 34 94 489 4162
Oscar Fleites: 34 98 512 60 29

(France)
Sandra Luneau: 33 1 41 25 65 04

UGITECH
Victor Polard, CEO: +33 6 10 74 33 39

SCHMOLZ+BICKENBACH
Benedikt Niemeyer, CEO: +49 211 509 2403

Investor relations
E-mail: investor.relations@arcelor.com
Martine Hue: 352 4792 2151
00 800 4792 4792 (toll-free, from the EU and Switzerland)
33 1 41 25 9898